Michael Kim To Call Writer Directly; (212)446-4746 michael.kim@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800	Facsimile: (212) 446-4900
www.kirkland.com

November 13, 2017

VIA COURIER AND EDGAR

Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Avaya Holdings Corp.

Registration Statement on Form 10

Filed November 13, 2017

Dear Mr. Spirgel:

On behalf of our client Avaya Holdings Corp., a Delaware corporation (the “Company” or “Avaya”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, the Company has publicly filed with the Securities and Exchange Commission (the “Commission”), on the date hereof the above-captioned Registration Statement on Form 10 of the Company (the “Registration Statement”), originally confidentially submitted on October 3, 2017, as amended by Amendment No. 1 to the Registration Statement on Form 10 of the Company, filed on October 23, 2017 (the “Confidential Submission”).

The Company has made certain revisions to the Confidential Submission in response to the comment letter, dated October 27, 2017, from the staff of the Commission (the “Staff”). In addition, the Company has made certain updates to the disclosures contained in the Confidential Submission. The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses. Page numbers in the Company’s responses correspond to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Item 1. Business, page 7

1.	Staff’s comment: Your statement here that Avaya Holdings reports in two segments differs from disclosures in other places within the prospectus that the company reports in three segments, for example at page 59 in the Overview section to Management’s Discussion and Analysis. Please revise to address the apparent discrepancy. For example, disclose, if true, that you currently have two reporting segments following the sale of your network operations in July 2017.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 7 and 75 of the Registration Statement.

We have clarified that prior to July 2017 when we sold our Avaya Networking business, we had three reporting segments—Global Communications Solutions, Avaya Global Services and Networking.

Unaudited Pro forma Consolidated Financial Statements, page 54

2.	Staff’s comment: We note on page F-87 that you have received proofs of claim of approximately $20 billion as of September 13, 2017, an amount materially in excess of the amount of liabilities subject to compromise reported in your pro forma balance sheet on page 55. Please disclose the proofs of claim amount within your pro forma information and describe the implications of this on your restructuring and future results of operations. Please also explain to us your consideration of whether, pursuant to Rule 11-02(b)(8) of Regulation S-X, additional pro forma presentations should be provided to give effect to the range of possible results.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 60 of the Registration Statement. The Company does not believe that additional pro forma presentations giving effect to a range of possible results, pursuant to Rule 11-02(b)(8) of Regulation S-X, are required. Pursuant to section 1141(d) of the United States Bankruptcy Code, 11 U.S.C. §§ 101–1532, consummation of the Company’s plan of reorganization will operate to discharge substantially all claims filed against the Company in exchange for the distributions provided under the Company’s chapter 11 plan of reorganization. Such proofs of claim therefore do not reflect obligations of the Company on a reorganized basis, and the Company does not believe such proofs of claim will therefore have a material impact either on its restructuring (which will be completed upon consummation of the Company’s chapter 11 plan) or the results of future operations.

Note 2 – Fresh Start Adjustments, page 61

3.	Staff’s comment: We note on page 62 the reorganization value approximates the amount a willing buyer would pay for the assets of the company immediately before the restructuring. Please disclose how the reorganization value was determined. Describe the valuation method(s) used and your material assumptions. Explain why the method used was selected as being the most meaningful for the company in determining its reorganization value.

Response: As set forth in the Plan of Reorganization, which is subject to confirmation by the Bankruptcy Court on November 28, 2017, the enterprise value has been agreed to $5.721 billion. This value is within the initial range of approximately $5.1 billion to approximately $7.1 billion using the income approach. $5.721 billion was selected as it was the transaction price agreed to in the global settlement agreement with the Company’s creditor constituencies, including the PBGC.

The reorganization value was then determined by adding back liabilities other than interest bearing debt.

While the reorganization value approximates the amount a willing buyer would pay for the assets of the Company immediately before the restructuring, it is derived from estimated amounts that may materially change as a result of confirmation of the Plan of Reorganization by the Bankruptcy Court.

4.	Staff’s comment: We note you recorded goodwill impairment charges during the three months ended June 30, 2017 and as a result of your annual impairment test at July 1, 2016. You also recorded an impairment charge related to you indefinite lived intangible assets during 2016. In light of these recent impairment charges, please disclose and explain to us why your reorganization valuation resulted in an increase in intangible assets of $2,961 million. Please explain any differences in the valuations, methods and assumptions used for impairment testing and in determining the reorganization value.

Response: The Company expects to record material customer-related and developed technology-related intangible assets as part of fresh start accounting and the application of ASC 852-10-45-20. Such assets were not recognized on historical financial statements and hence not tested for impairment in periods presented in this Registration Statement. The Company also expects to record marketing-related intangible assets, including the Avaya trade name, which was tested for impairment during the three months ended June 30, 2017, which resulted in an impairment of $65 million. The Company anticipates applying a similar valuation methodology, inclusive of assumptions, on this asset post-emergence from bankruptcy. The Company believes that the estimated value of all of these identifiable intangible assets is supportable by the Company’s current financial forecasts and the Company does not currently anticipate any impairment.

The impairment to goodwill recognized during the three months ended June 30, 2017 was solely related to the application of ASC 350-20-40-3 to allocate goodwill to the Networking business, which was sold on July 14, 2017. Such allocation resulted in an impairment to goodwill because the carrying value of the net assets to be sold was greater than the expected proceeds from the sale.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 64

5.	Staff’s comment: Please briefly explain what led the company and certain of its affiliates to commence the Chapter 11 cases.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 1 and 66 of the Registration Statement.

Financial Statements

Consolidated Balance sheets, page F-80

6.	Staff’s comment: Please indicate in your balance sheet which liabilities are not subject to compromise. We refer you to the guidance in ASC 852-10-45-4 and the example in ASC 852-10-55-3.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page F-80 of the Registration Statement.

Segments, page F-13

7.	Staff’s comment: We note from page F-82 certain subsidiaries of Avaya Inc. are not part of the Bankruptcy Filing. In this regard, please either include combined financial statements of the entities in reorganization proceedings as required by ASC 852-10-45-14 or tell why such financial statements are not required.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include combined financial statements of the entities in reorganization proceedings. Please see pages F-109-F-112 of the Registration Statement.

8.	Staff’s comment: Please tell us of your consideration of the disclosure guidance in ASC 852-10-50-4 regarding intra-entity receivables and payables of entities in the reorganization proceedings.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. The Company has separately identified intra-entity accounts receivables, accounts payable, debt due within one year and liabilities subject to compromise with non-debtor subsidiaries in the Debtors’ Balance Sheet. Please see page F-111 of the Registration Statement.

* * * *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4746.

Sincerely,

/s/ Michael Kim

Michael Kim

cc:	Adele Freedman

Avaya Holdings Corp.

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